Exhibit 99.12

CONSENT OF ALAN ESLAKE

To:	United States Securities and Exchange Commission

Re:	Galiano Gold Inc. (the "Company") Annual Report on Form 40-F Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended December 31, 2021 to be filed by the Company with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto (the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2021 (the "AIF"), and the Company's Management's Discussion and Analysis for the years ended December 31, 2021 and 2020 (the "MD&A").

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "Technical Report"):

  "NI 43-101 Technical Report for the Asanko Gold Mine, Ashanti Region, Ghana" dated effective February 28, 2022 and to references to the Technical Report, or portions thereof, in the Annual Report, the AIF and the MD&A and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the AIF and the MD&A.

I do also hereby consent to the use of my name and the incorporation by reference of such information in the Company's Registration Statement on Form F-10 (Commission File No. 333-239109).

Dated the 29th day of March, 2022.

Sincerely,

/s/ Alan Eslake
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Alan Eslake, B.App.Sc. (Materials), FAusIMM